NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                         Six Months Ended
                                             November 30,
                                         __________________

                                        2001           2000
                                        ____           ____

                                           (in millions)

Net income                             $328.5         $329.6
Income taxes                            179.6          189.4
Cumulative effect of accounting change    5.0              -
                                       ______         ______

      Income before income taxes and
        accounting change               513.1          519.0
                                       ______          _____

Add fixed charges
      Interest expense (A)               26.6           36.9
      Interest component of leases (B)   25.8           24.7
                                       ______         ______

Total fixed charges                      52.4           61.6
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)                $564.1         $575.8
                                       ======         ======
Ratio of earnings to total fixed
      charges                            10.8            9.3
                                       ======         ======

(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.